UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Adams Respiratory Therapeutics, Inc.
(Name of Subject Company (Issuer))
Twickenham Inc.
an indirect, wholly-owned subsidiary of Reckitt Benckiser Group plc
and
Reckitt Benckiser Group plc
(Names of Filing Person (Offerors))

Common Stock, $.01 par value per share
(Title of Class of Securities)

00635P107
(CUSIP Number of Class of Securities)

ANDREW BALDRY
RECKITT BENCKISER GROUP PLC
103-1045 BATH ROAD
SLOUGH
BERKSHIRE SL1 3UH
UNITED KINGDOM
+44 (0)1753 217800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Neil Goodman, Esq.
Richard Baltz, Esq.
Arnold & Porter LLP
555 12th Street, NW
Washington, DC 20004
Telephone: (202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,273,759,574.37	$69,804.42

(1)	Estimated for purposes of calculating the filing fee only.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2008, issued December 14, 2007, by multiplying the transaction value by .0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None

Form or Registration No.: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by (i) Twickenham Inc., a Delaware corporation (the “Purchaser”), an indirect wholly owned subsidiary of Reckitt Benckiser Group plc, a corporation organized under the laws of England and Wales (“Reckitt Benckiser”), and (ii) Reckitt Benckiser. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Adams Respiratory Therapeutics, Inc., a Delaware corporation (“Adams”), at a price of $60.00 per Share net to the seller in cash, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B).

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Adams Respiratory Therapeutics, Inc., a Delaware corporation. Adams’s principal executive offices are located at 4 Mill Ridge Lane, Mill Ridge Farm, Chester, NJ 07930 USA. Adams’s telephone number at such address is (908) 879-1400.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.01 per share, of Adams. Adams has advised Reckitt Benckiser that, as of December 19, 2007, 36,020,366 Shares were issued and outstanding.

(c) The information set forth in the section in the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

This Schedule TO is filed by Reckitt Benckiser and the Purchaser. The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Reckitt Benckiser and the Purchaser” and in Schedule I are incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Reckitt Benckiser and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Adams,” “Purpose of the Offer; Plans for Adams” and “The Merger Agreement,” respectively, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for Adams,” and “The Merger Agreement,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Reckitt Benckiser and the Purchaser,” “Purpose of the Offer; Plans for Adams,” and “The Merger Agreement” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Reckitt Benckiser and the Purchaser,” “Background of the Offer; Past Contacts or Negotiations with Adams,” “Purpose of the Offer; Plans for Adams” and “The Merger Agreement,” respectively, is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for Adams,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated December 21, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on December 21, 2007.
(a)(5)(A)	Joint press release issued by Adams and Reckitt Benckiser, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(B)	Email to Adams Employees from Javed Ahmed of Reckitt Benckiser, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(C)	Transcript of Reckitt Benckiser conference call, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(D)	Slideshow Presentation to Adams Employees, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).

Exhibit	Exhibit Name

(a)(5)(E)	List of Reckitt Benckiser Acquisition of Adams Frequently Asked Questions, dated December 14, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 14, 2007).
(a)(5)(F)	Joint press release issued by Adams and Reckitt Benckiser, dated December 21, 2007, announcing the commencement of the Offer.
(b)	Facility Agreement by and among Reckitt Benckiser, Reckitt Benckiser Treasury Services plc, Barclays Capital and Barclays Bank PLC dated December 9, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, by and among Reckitt Benckiser, the Purchaser, and Adams (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(g)	Not applicable.
(h)	Not applicable.
99.1	Power of Attorney dated December 7, 2007 evidencing authority of William R. Mordan to sign Schedule TO on behalf of Reckitt Benckiser Group plc.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RECKITT BENCKISER GROUP
PLC

By	/s/ William R. Mordan*

Title:	Attorney-in-Fact

TWICKENHAM INC

By	/s/ William R. Mordan

Title:	Vice President & General Counsel

Date: December 21, 2007

*	Pursuant to a Power of Attorney dated December 7, 2007, filed as Exhibit 99.1

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated December 21, 2007.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on December 21, 2007.
(a)(5)(A)	Joint press release issued by Adams and Reckitt Benckiser, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(B)	Email to Adams Employees from Javed Ahmed of Reckitt Benckiser, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(C)	Transcript of Reckitt Benckiser conference call, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(D)	Slideshow Presentation to Adams Employees, dated December 10, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(a)(5)(E)	List of Reckitt Benckiser Acquisition of Adams Frequently Asked Questions, dated December 14, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 14, 2007).
(a)(5)(F)	Joint press release issued by Adams and Reckitt Benckiser, dated December 21, 2007, announcing the commencement of the Offer.
(b)	Facility Agreement by and among Reckitt Benckiser, Reckitt Benckiser Treasury Services plc, Barclays Capital and Barclays Bank PLC dated December 9, 2007.
(d)(1)	Agreement and Plan of Merger, dated as of December 10, 2007, by and among Reckitt Benckiser, the Purchaser, and Adams (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Reckitt Benckiser on December 11, 2007).
(g)	Not applicable.
(h)	Not applicable.
99.1	Power of Attorney dated December 7, 2007 evidencing authority of William R. Mordan to sign Schedule TO on behalf of Reckitt Benckiser Group plc.